SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 24 Febuary 2012

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Blocklisting Application dated 14 February 2012
99.2	Director/PDMR Shareholding dated 17 February 2012
99.3	Blocklisting Application dated 20 February 2012
99.4	Director/PDMR Shareholding dated 20 February 2012
99.5	Director/PDMR Shareholding dated 21 February 2012

Exhibit No: 99.1

14 February 2012

InterContinental Hotels Group PLC

Blocklisting Application

Application has been made to The UK Listing Authority and The London Stock Exchange for a block listing of 130,000 Ordinary shares of 13 29/47 pence each under the Executive Share Option Plan, to trade on The London Stock Exchange and to be admitted to The Official List. The shares shall rank equally with the existing issued shares of the Company.

Nicolette Henfrey
Deputy Company Secretary & Head of Corporate Legal
14 February 2012

Exhibit No: 99.2

17 February 2012

INTERCONTINENTAL HOTELS GROUP PLC

Notification of transactions by directors, persons discharging managerial responsibility or connected persons

In respect of the conditional rights over InterContinental Hotels Group PLC ("Company") ordinary shares awarded to a number of participants in the Company's Long Term Incentive Plan ("LTIP"), the Company was notified on
16 February 2012 that, following the vesting on 15 February 2012 of the LTIP award for the period ended 31 December 2011, the following numbers of shares (net of income tax liabilities) were released for no consideration to the following directors and other PDMRs:

                                                                Net number of
Directors                                              shares awarded

Kirk Kinsell                                                    53,375
Tracy Robbins                                               32,831
Richard Solomons                                        61,333

Other PDMRs

Keith Barr                                                       27,952
Angela Brav                                                   22,034
Tom Conophy                                                53,159
Eric Pearson                                                  21,037
Steve Sickel                                                     9,919
Jan Smits                                                       41,945
George Turner                                               25,855

---------------Ends--------------

Name of Contact for this RNS Announcement:
Esther Lam
Corporate Legal & Secretariat
InterContinental Hotels Group PLC
Tel: 01895 512000

Exhibit No: 99.3

20 February 2012

InterContinental Hotels Group PLC

Blocklisting Application

Application has been made to The UK Listing Authority and The London Stock Exchange for a block listing of 700,000 Ordinary shares of 13 29/47 pence each under the Executive Share Option Plan, to trade on The London Stock Exchange and to be admitted to The Official List. The shares shall rank equally with the existing issued shares of the Company.

Nicolette Henfrey
Deputy Company Secretary & Head of Corporate Legal
20 February 2012

Exhibit No: 99.4

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

1.	Name of the issuer	2.
State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R,
(ii) a disclosure made in accordance
LR 9.8.6R(1) or
(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

	INTERCONTINENTAL HOTELS GROUP PLC		A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2 R
3.	Name of person discharging managerial responsibilities/director	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
	GEORGE TURNER - PDMR, EXECUTIVE VICE PRESIDENT, GENERAL COUNSEL AND COMPANY SECRETARY
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares
	IN RESPECT OF 3 ABOVE		ORDINARY SHARES OF 13 29/47 PENCE EACH
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them	8.	State the nature of the transaction
	GEORGE TURNER		SALE
9.	Number of shares, debentures or financial instruments relating to shares acquired	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11.	Number of shares, debentures or financial instruments relating to shares disposed	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
	3,000 SHARES		NEGLIGIBLE
13.	Price per share or value of transaction	14.	Date and place of transaction
	£14.13		17 February 2012, UNITED KINGDOM
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)	16.	Date issuer informed of transaction
	125,521, INCLUDING ALL NOTIFIABLE INTERESTS		20 FEBRUARY 2012

Name of contact and telephone number for queries:

NICOLETTE HENFREY                                      01895 512 000

Name of authorised official of issuer responsible for making notification NICOLETTE HENFREY DEPUTY COMPANY SECRETARY & HEAD OF CORPORATE LEGAL Date of notification 20 FEBRUARY 2012

Exhibit No: 99.5

INTERCONTINENTAL HOTELS GROUP PLC

Notification of transactions by directors, persons discharging managerial responsibility or connected persons

On 20 February 2012 the following directors and other persons discharging managerial responsibility were awarded rights for no consideration over the numbers of InterContinental Hotels Group PLC (the "Company") ordinary shares shown below under the Company's Annual Bonus Plan in respect of the 2011 financial year.

                                                                   Number of
Directors                                              shares awarded

Kirk Kinsell                                                     26,360
Tracy Robbins                                                22,889
Richard Solomons                                         36,838

Other PDMRs

Keith Barr                                                       11,829
Angela Brav                                                      8,787
Tom Conophy                                                 18,179
Eric Pearson                                                    5,549
Steve Sickel                                                     4,642
Jan Smits                                                        13,159
George Turner                                                14,973

The awards are conditional and a participant's award may be forfeited if he/she ceases employment with the Group before 20 February 2015.

---------------Ends--------------

Name of Contact for this RNS Announcement:
Esther Lam      Tel: 01895 512 000
Corporate Legal & Secretariat
InterContinental Hotels Group PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	24 Febuary 2012